AGENIX

Company Announcement

27 February 2007

Agenix half-year financial results

Agenix today announced its financial results for the half-year ended 31 December 2006. The group's loss of $4.7 million was down $1.2 million from $5.9 million for the same period last year.

Revenue declined to $4.6 million from $7.7 million in the previous corresponding half year as Agenix implemented its corporate strategy, for wholly owned subsidiary Agen Biomedical Ltd, of selling its non-core Animal Health and Human Health businesses to develop a broader development pipeline of monoclonal antibody-based products.

Despite the reduced revenue, continued cost cutting resulted in the lower loss.

Research and development expenditure in relation to the ThromboView® project was down 42% at $2.9 million for the six months ended 31 December 2006 compared to $5.0 million for the previous corresponding period. Agenix is currently finalizing the design of its proposed Phase II pulmonary embolism ("PE") clinical trial following the announcement of strong results in the previous Phase Ib PE trial and the Phase II deep vein thrombosis trial.

In addition, employee related expenditure was down $1.1 million. A further reduction in staff numbers will occur with the sale of the Human Health business, including the announced transaction with American Diagnostica Inc which settles on 28 February.

At 31 December 2006 Agenix had cash of $5.0 million.

END

For more information contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: + 61 7 3370 6310

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biotechnology company based in Brisbane, Australia. Through its wholly owned subsidiary, Agen Biomedical Ltd, the company has a strategic goal of building and developing a pipeline of therapeutic protein/monoclonal antibody-based products.

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

Agenix recently announced its intention to seek shareholder approval to acquire a Chinese bio-pharmaceutical group.

www.agenix.com

AGENIX LIMITED

(ABN 58 009 213 754)

APPENDIX 4D
ASX PRELIMINARY FINAL REPORT
FOR THE SIX MONTHS
ENDED 31 DECEMBER 2006

Reporting period: half-year ended 31 December 2006
Previous corresponding period: half-year ended 31 December 2005

Results for announcement to the market		**$ 000**
Revenue from continuing operations	Up 22.0 % to	550
Profit (loss) from continuing operations after tax attributable to members	Up (reduced loss) 22.4 % to	(5,534)
Net profit (loss) for the period attributable to members	Up (reduced loss) 19.1 % to	(4,738)

Net tangible asset backing per ordinary share ($) - current period	0.04
Net tangible asset backing per ordinary share ($) - previous corresponding period	0.02

Dividends	Amount per security	Franked amount per security
Dividend - current reporting period	nil	nil
Dividend - previous corresponding period	nil	nil

The company did not pay a dividend for the year ended 30 June 2006 and it will not pay a dividend for the year ended 30 June 2007.

Explanation of results

A brief explanation of the above results is set out in the Review of Operations Section.

This half-year financial report should be read in conjunction with the 2006 annual financial report.

AGENIX LIMITED

CONDENSED GENERAL PURPOSE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED
31 DECEMBER 2006

AGENIX LIMITED
DIRECTORS' REPORT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

The Board of Directors of Agenix Limited has pleasure in submitting its report in respect of the financial half-year ended 31 December 2006.

DIRECTORS

The names of the directors in office during or since the end of the half-year are:

Ravindran Govindan	(Non-executive Chairman)
Dr Andre Lamotte	(Non-executive director)
Karl Schlobohm	(Non-executive director – appointed 20 November 2006)
Gim-Choon Ang	(Non-executive director – appointed 12 December 2006)
Neil Leggett	(Managing director)
Myles Davey	(Non-executive director – resigned 20 November 2006)
Wong Fong Fui	(Non-executive director – resigned 12 December 2006)

All directors held their position in office as a director throughout the entire half-year and up to the date of this report, unless specified otherwise above.

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the half-year were:

- Development of monoclonal antibody-based products
- Research, development, manufacture and sale of medical diagnostic products and technologies;
- Biotech research and development; and
- Manufacture and sale of biochemicals.

There were no significant changes in the nature of the principal activities during the half-year, although there has been changes in the nature of the principal activity subsequent to the half-year end – see 'events after balance sheet date' section within this report.

OPERATIONAL AND FINANCIAL REVIEW

The information below is intended to provide a brief explanation of the financial results for the half-year ended 31 December 2006.

1. <u>Operational Highlights</u>

The main highlights of operations during the year were:

- The announcement on 10 August 2006 of the granting of patents for our Thromboview® technology in the United States and Singapore, with approval in other jurisdictions likely to follow. The patents granted expire on 26 June 2022.
- The announcement on 31 August 2006 of the collaboration with ANSTO (Australian Nuclear Science and Technology Organisation) for a research study into the development of PET-labelled Thromboview® product. PET (Positron Emission Tomography) is an imaging technique which has the potential to be used to create a product to image arterial-based clots.
- Agenix appointed a world class Scientific Advisory Board. The five member team includes world-renowned experts in monoclonal antibody discovery and development.
- The signing in November, of an agreement with US based company, American Diagnostica Inc, ("ADI"), to sell the assets related to the laboratory-based range of Human Health d-dimer diagnostic products for $3.5 million.
- The announcement on 26 October 2006 of the Thromboview® presentation at the CHEST 2006 Scientific Congress in Salt Lake City, Utah, US, winning the prestigious Best Poster Award.

Subsequent to the end of the financial year but prior to the signing of this report, the following additional highlights have occurred:

- The announcement on 1 February 2007 that the agreement with ADI had gone unconditional and settlement will occur on 28 February 2007.
- The announcement on 13 February 2007 that the final ThromboView® Phase II DVT report confirmed the product's strong efficacy, which had been reported at the interim analysis.
- The announcement on 14 February 2007 of the acquisition, subject to shareholder approval, of a Chinese bio-pharmaceutical company which has a pipeline of products in development, for RMB100 million (A$16.5 million), made up of RMB49 million (A$8.1 million) in cash and up to RMB51 million (A$8.4 million) in the form of Agenix shares over the next two years if performance milestones are achieved. The most developed product is an anti-hepatitis B virus drug which has completed Phase III clinical trials and is expected to be market launched later this calendar year subject to final State Food and Drug Administration of the People's Republic of China ("SFDA") approval.

OPERATIONAL AND FINANCIAL REVIEW (continued)

2. Financial Overview

a) Discontinued / continuing operations

Agenix has announced previously that its corporate strategy, for wholly owned subsidiary Agen Biomedical Ltd is to sell its non-core Animal Health and Human Health businesses and to develop a broad pipeline of monoclonal antibody-based products, of which ThromboView® is the first. These non-core assets are described as "discontinued operations" under accounting standards. "Continuing operations" currently encompasses the ThromboView® project and corporate overheads. Whilst these operations will continue into the year ended 30 June 2007, the level of expenditure on ThromboView® and corporate overheads is expected to fall to much lower levels than in earlier years.

b) Financial result

The loss after tax of ($4,738,000) was 19.1% lower than the previous half-year's loss of ($5,858,000).

The major contributors to the loss for the half-year were:

	$ 000
Gross profit from continuing operations	523
Occupancy and administrative expenses	(2,520)
Research and development expenses - ThromboView®	(2,907)
Research and development expenses - other	(107)
Operating profit from discontinued operations	580
Profit on the disposal of discontinued operations	216
	(4,215)
Other items	(523)
	(4,738)

c) Revenue

Revenue[1]	Consolidated results 31-Dec 2006 $ 000	31-Dec 2005 $ 000
Sales		
Agen - Human Health	2,511	2,807
Agen - Animal Health	1,588	4,131
Molecular biology	49	177
	4,148	**7,115**
Revenue from royalties and licences	-	278
Clinical trial revenue	93	112
Contract development revenue	47	-
Rental revenue	-	25
Finance revenue	361	162
Total Revenue	**4,649**	**7,692**

Note:
[1] *Revenue for Agen will be disclosed under discontinued operations for statutory purposes.*

- Total revenue is disclosed in the attached accounts as:

	2006 $ 000	2005 $ 000
Continuing operations	550	451
Discontinuing operations	4,099	7,241
	4,649	7,692

- Animal Health sales have declined substantially in the current period, as a result of the agreement made with IDEXX Laboratories, signed in April 2006 granting them distribution rights to the Animal Health Business.

OPERATIONAL AND FINANCIAL REVIEW (continued)

2. Financial Overview (continued)

d) Expenditure

(i) Research and Development

Research and development	Consolidated results 31-Dec 2006 $ 000	31-Dec 2005 $ 000
Continuing operations		
ThromboView® project	2,907	4,990
Other	107	131
	3,014	5,121
Discontinued operations:		
Animal and Human Health	-	227
Total research and development	**3,014**	**5,348**

- ThromboView® expenditure decreased 41.7% over last year, due to lower clinical trial and product manufacturing costs.
- Currently preparing a clinical trial design for a Phase II PE study, which, subject to FDA approval, will commence patient recruitment mid calendar year.

(ii) Salaries & Wages

Employee expenses	Consolidated results 31-Dec 2006 $ 000	31-Dec 2005 $ 000
Continuing operations		
Salaries and wages (including on costs)	1,120	1,197
Share based Payments	215	107
Corporate restructure - redundancies	140	-
Executive termination payments	-	662
Write-back of executive share-based payments expense	-	(215)
	1,475	**1,751**
Discontinued		
Salaries and wages (including on costs)	1,072	1,988
Share based payments expense / (write-back)	33	(19)
	1,105	**1,969**
Total employee expenses	**2,580**	**3,720**

The strong, continuing focus on cost reduction has seen a significant reduction in employee expenses and numbers across all areas of the group. Employee numbers were 55 at 31 December 2006, a decrease from 84 at 31 December 2005.

- Employee expenses for continuing operations decreased by (15.8%) in the half-year ended 31 December 2006 compared to the half-year ended 31 December 2005.
- Further reduction in staff numbers will occur as a result of recent transactions, including the sale of our Human Health Business.

e) Distribution to shareholders

Dividends
The company will not be paying a dividend in relation to the current period nor did it pay a dividend in the previous period. The company does not anticipate that it will be paying a dividend in the year ended 30 June 2007.

f) Balance Sheet

Total equity at 31 December 2006 was $9,720,000, which was a decrease of ($4,491,000) on the 30 June 2006 balance. This was due to the operating loss of ($4,738,000), offset by the movement in the share option reserve of $247,000 incurred during the half-year.

Current assets exceed current liabilities at 31 December 2006 by a ratio of 3:1 (30 June 2006: 2.5:1).

OPERATIONAL AND FINANCIAL REVIEW (continued)

2. **Financial Overview (continued)**

g) **Share capital**

(i) **Exercise of employee options**
During the financial year, no employees or consultants exercised their options to acquire fully paid ordinary shares in Agenix Limited. Since the end of the financial year, no options have been exercised.

(ii) **Issue of employee options under employee option plan**
The company issues options to employees under the employee option plan on 21 July each year, subject to confirmation by the directors. Ordinarily the exercise price under the plan rules is to be the average closing price of Agenix Limited fully paid ordinary shares for the 20 trading days prior to each 21 July.

Effective 21 July 2006 1,616,250 options were issued to employees with an exercise price of $0.22. The calculated exercise price under the plan rules was $0.168. However, under ASX Listing Rules, the exercise price of an option cannot be less than $0.20. Further, the directors resolved that the exercise price should not be less than the price of the share placement announced on 17 March 2006, namely $0.22.

Effective 21 November 2006, as resolved at the Agenix Annual General Meeting of shareholders held on the same day, the following options were granted to Mr Neil Leggett, Chief Executive Officer and Managing Director:

- 3,000,000 options with an exercise price of $0.53, being double the average closing price of the company's shares on ASX for the 20 trading days prior to 15 December 2005, being Mr Leggett's date of appointment as Chief Executive Officer and Managing Director.
- 1,000,000 options at an exercise price of $0.53 which are subject to a performance condition. If prior to 15 December 2008, the average closing price over a continuous three month period is greater than $1.26 then, and only then, the options will vest three months after this continuous period. The options will lapse on 15 December 2011.
- 500,000 options were also issued in conjunction with the annual Employee Option Plan grant with an exercise price of $0.25, being 50% above the average closing price of the Company's shares on ASX for the 20 days prior to 21 July 2006.
- 1,000,000 options consisting of two issues of 500,000 options on 21 July 2007 and 21 July 2008 in conjunction with the annual employee option share grant with an exercise price based on the average closing price of the company's share on ASX for the 20 trading days prior to issue. The options will vest two years after issue date and will lapse six years after issue date. If Mr Leggett ceases to be employed with Agenix, the options will lapse after 30 days unless he remains on the board as a Non-Executive Director and then only for the period he serves.

h) **Statement of Cash Flows**

(i) **Cash on hand**

	$ 000
Cash on hand 30 June 2006	8,743
Outflow relating to Thromboview®	(2,859)
	(2,859)
Other operating outflows	(997)
	(3,856)
Capital expenditure	(22)
Proceeds from sale of property, plant and equipment	4,992
Proceeds from sale of Industrial Biosystems Pty Ltd	165
	5,135
Repayment of borrowings	(5,000)
Cash on hand 31 December 2006	5,022

(ii) **Proceeds from sale of property, plant and equipment**
On 26 June 2006 Agenix signed a sale and leaseback agreement for its head office and manufacturing facility in Acacia Ridge, Queensland for $5,150,000. The initial lease term is 6 years, with two option periods of 4 years each. The sale price exceeded book value by $351,000 and this profit was brought to account in the current half-year. The yield based on the initial rental is 7.8%.

(iii) **Bank bill facility**
Upon settlement of the sale and leaseback of its Acacia Ridge, Queensland properties on 26 July 2006, the company repaid the drawn down commercial bill facility balance of $5.0 million in full. At this time the facility limit was reduced from $5.0 million to $1.8 million. The facility was an evergreen facility with an availability period ending 30 September 2006. The company did not renew the facility.

EVENTS AFTER BALANCE SHEET DATE

a) Acquisition of Chinese Bio-Pharmaceutical Group

On 14 February 2007 Agenix announced that, subject to shareholder approval, it will acquire a Chinese bio-pharmaceutical company which has a pipeline of products in development, for RMB 100 million (A$16.5 million), made up of RMB49 million (A$8.1 million) in cash and up to RMB51 million (A$8.4 million) in the form of Agenix shares over the next two years if performance milestones are achieved. The most developed product is an anti-hepatitis B virus drug which has completed Phase III clinical trials and is expected to be market launched later this calendar year subject to final State Food and Drug Administration of the People's Republic of China ("SFDA") approval.

Refer to Note 8 on page 21 of this half-year report for more information on this transaction.

b) Sale of Human Health laboratory-based diagnostic products becomes unconditional

On 16 November 2006 Agenix announced that it had signed an agreement to sell the assets related to the laboratory-based range of Human Health d-dimer diagnostic products to American Diagnostica Inc ("ADI") of Connecticut, USA for $3.5 million.

All conditions precedent regarding the transaction have been satisfied and the agreement had become unconditional and settlement will take place on 28 February 2007.

Refer to Note 8 on page 21 within this report for more information on this transaction.

ROUNDING

The amounts in the half-year report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

AUDITOR'S INDEPENDENCE DECLARATION

The directors acknowledge receipt of the independence declaration from our auditors, Ernst & Young a copy of which is attached at page 8 of this report.

Signed in accordance with a resolution of directors.

Neil Leggett
CEO and Managing Director
27 February 2007

Ernst & Young

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Auditor's Independence Declaration to the Directors of Agenix Limited

In relation to our review of the financial report of Agenix Limited for the half-year ended 31 December 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Winna Brown
Partner
Brisbane

27 February 2007

AGENIX LIMITED
CONDENSED INCOME STATEMENT FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	Note	CONSOLIDATED 31-Dec 2006 $ 000	31-Dec 2005 $ 000
Continuing operations			
Revenue	2(a)	550	451
Cost of sales		(27)	(123)
Gross profit		523	328
Other income	2(b)	6	367
Occupancy and administrative expenses		(2,520)	(1,696)
Research and development expenses	2(g)	(3,014)	(5,121)
Executive termination payments	2(c)	-	(662)
Write-back of executive share-based payment expense	2(c)	-	215
Corporate restructure - redundancies		(140)	-
Surplus lease space		(83)	(77)
Loss from continuing operations before tax and finance costs		(5,228)	(6,646)
Finance costs	2(d)	(306)	(487)
Loss before income tax		(5,534)	(7,133)
Income tax expense		-	-
Loss after tax from continuing operations		(5,534)	(7,133)
Discontinued operations			
Profit/(loss) after tax from discontinued operations	6(d)	796	1,275
Loss attributable to members of Agenix Limited		(4,738)	(5,858)
Earnings per share (cents per share)			
- basic and diluted loss per share for the year		(2.2)	(3.1)
- basic and diluted loss per share from continuing operations		(2.6)	(3.8)
- dividends paid per share		-	-
Weighted average number of shares issued during the period used in the calculation of the basic and diluted earnings per share.		212,595,820	188,833,432

AGENIX LIMITED
CONDENSED BALANCE SHEET FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

		CONSOLIDATED	
		31-Dec 2006	30-Jun 2006
	Note	$ 000	$ 000
Current assets			
Cash and cash equivalents		5,022	8,743
Trade and other receivables		733	788
Prepayments		180	137
Other current assets		248	-
		6,183	9,668
Assets classified as held for sale	6(c)	7,848	13,313
Total current assets		14,031	22,981
Non-current assets			
Property, plant and equipment		586	572
Intangible assets		77	101
Total non-current assets		663	673
Total assets		14,694	23,654
Current liabilities			
Trade and other payables		1,618	1,617
Interest-bearing loans and borrowings		-	4,976
Provisions		295	342
		1,913	6,935
Liabilities directly associated with assets classified as held for sale	6(c)	2,747	2,167
Total current liabilities		4,660	9,102
Non-current liabilities			
Provisions		314	341
Total Non-current Liabilities		314	341
Total liabilities		4,974	9,443
Net assets		9,720	14,211
Equity			
Issued capital		50,114	50,114
Share option reserve		3,719	3,472
Accumulated losses		(44,113)	(39,375)
Total Equity		9,720	14,211

AGENIX LIMITED
CONDENSED CASH FLOW STATEMENT FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	CONSOLIDATED	
	31-Dec 2006 $ 000	31-Dec 2005 $ 000
Cash flows from operating activities		
Receipts from customers	4,108	7,082
Payments to suppliers, employees and others	(5,248)	(7,597)
Payments relating to ThromboView® project	(2,859)	(3,807)
START grant receipts	-	223
Income tax paid	-	(81)
Interest received	167	27
Borrowing costs	(24)	(513)
Net operating cash flows	(3,856)	(4,666)
Cash flows from investing activities		
Payments for property, plant, equipment and other assets	(22)	(141)
Proceeds from the sale of discontinued operations (net of costs of sale)	-	1,585
Proceeds from the sale of property, plant and equipment	4,992	4
Proceeds from the sale of Industrial Biosystems Pty Ltd	165	-
Net investing cash flows	5,135	1,448
Cash flows from financing activities		
Repayment of borrowings	(5,000)	(7,150)
Proceeds from issue of shares from capital raisings (net of costs)	-	9,630
Net financing cash flows	(5,000)	2,480
Net increase/(decrease) in cash held	(3,721)	(738)
Cash at the beginning of the financial period	8,743	2,054
Cash at the end of the financial period	5,022	1,316

AGENIX LIMITED
CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	Issued capital $ 000	Accumulated losses $ 000	Share option reserves $ 000	Total equity $ 000
CONSOLIDATED				
At 1 July 2006	50,114	(39,375)	3,472	14,211
Loss for the period	-	(4,738)	-	(4,738)
Total income/expense for the half-year	-	(4,738)	-	(4,738)
Share based payments expense	-	-	247	247
At 31 December 2006	50,114	(44,113)	3,719	9,720

	Issued capital $ 000	Accumulated losses $ 000	Share option reserves $ 000	Total equity $ 000
At 1 July 2005	37,664	(35,654)	3,384	5,394
Cost of issue of share capital	(718)	-	-	(718)
Total expense for the half-year recognised directly in equity	(718)	-	-	(718)
Loss for the period	-	(5,858)	.	(5,858)
Total income/expense for the half-year	(718)	(5,858)	-	(6,576)
Write-back of share based payments expense	-	-	(127)	(127)
Issue of share capital	10,348	-	-	10,348
At 31 December 2005	47,294	(41,512)	3,257	9,039

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the annual Financial Report of Agenix Limited as at 30 June 2006.

It is also recommended that the half-year financial report be considered together with any public announcements made by Agenix Limited and its controlled entities during the half-year ended 31 December 2006 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The half-year financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 *Interim Financial Reporting* and other mandatory professional reporting requirements.

This half-year consolidated financial report has been prepared adopting the same accounting policies as those adopted in the annual financial statements for the year ended 30 June 2006, with the exception of revisions to Australian Accounting Standards (including Interpretations) that have occurred on or after 1 July 2006. These revisions have been assessed to require no change in accounting policies nor are they expected to result in any significant impact upon reported results.

The half-year financial report has been prepared on a historical cost basis, except for derivative financial instruments which have been measured at fair value.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

This half-year financial report has been prepared on a going concern basis. The consolidated entity has net assets of $9,720,000 (30 June 2006: $14,211,000) and incurred an operating loss after income tax of $4,738,000 (31 December 2005: $5,858,000) for the period ended 31 December 2006.

The consolidated entity's operating loss is largely the result of the directors' decision to continue to fund development costs of the consolidated entity's ThromboView® program, the costs for which in the half-year were $3.0 million.

(b) Statement of compliance

The half-year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

	CONSOLIDATED	
	31-Dec 2006 $ 000	31-Dec 2005 $ 000
2. REVENUE AND EXPENSES		
Revenue and Expenses from Continuing Operations		
(a) Revenue		
Revenue from the sale of goods	49	177
Clinical trial services revenue	93	112
Contract development services revenue	47	-
Finance revenue	361	162
	550	451
Breakdown of finance revenue:		
Interest received - bank interest	166	28
Interest received - change in NPV of milestone receipts	195	-
Net realised foreign exchange gains	-	44
Net unrealised foreign exchange gains	-	90
	361	162
(b) Other income		
Net gains on disposal of non-current assets	-	1
Grants and development funding	-	366
Other revenue	6	-
	6	367
(c) Significant items		
Executive termination payments	-	(662)
Write-back of executive share-based payments expense	-	215
	-	(447)
(d) Finance costs		
Bank loans	(36)	(487)
Net realised foreign exchange losses	(13)	-
Net unrealised foreign exchange losses	(257)	-
	(306)	(487)
(e) Depreciation and amortisation		
Depreciation of non-current assets	(145)	(129)
Amortisation of non-current assets	(24)	(17)
	(169)	(146)
(f) Employee benefit expense		
Wages and salaries	(1,101)	(1,188)
Workers compensation costs	(5)	(5)
Long service leave provision	(14)	(4)
Share-based payments expense	(215)	(107)
Corporate restructure - redundancies	(140)	-
Executive termination payments	-	(662)
Write-back of executive share-based payments expense	-	215
	(1,475)	(1,751)
(g) Research and development costs		
Research and development costs		
ThromboView®	(2,907)	(4,990)
Other	(107)	(131)
	(3,014)	(5,121)

	CONSOLIDATED	
	31-Dec 2006 $ 000	31-Dec 2005 $ 000
2. REVENUE AND EXPENSES (continued)		
Revenue and Expenses from Discontinued Operations		
(h) Revenues from discontinued operations (note 6)		
Revenue from the sale of goods	4,099	6,938
Revenue from royalties and licences	-	278
Rental revenue	-	25
	4,099	7,241
(i) Expenses from discontinued operations (note 6)		
Cost of sales	(2,954)	(3,787)
Marketing expenses	(350)	(1,025)
Occupancy and administration expenses	(347)	(742)
Research and development	-	(227)
Amortisation of patents, licences and brand names	-	(154)
Other expenses	-	(126)
	(3,651)	(6,061)
(j) Depreciation and amortisation		
Depreciation	-	(155)
Amortisation		
Patents, licences and brand names	-	(154)
Directors' valuation - buildings	-	(127)
Other	-	(1)
	-	(437)
(k) Employee benefit expense		
Wages and salaries	(1,055)	(1,964)
Workers compensation costs	(5)	(4)
Long service leave provision	(12)	(20)
Share-based payments expense	(33)	19
	(1,105)	(1,969)

	CONSOLIDATED	
	31-Dec 2006 $ 000	31-Dec 2005 $ 000
3. DIVIDENDS PAID AND PROPOSED		
(a) Dividends paid during the half-year relating to the prior year ended 30 June	-	-
(b) Dividends proposed and not recognised as a liability	-	-
	-	-

4. ISSUED CAPITAL		
(a) Ordinary shares	50,114	47,294
Issued and fully paid	50,114	47,294
	Shares	**$ 000**
(b) Movement in ordinary shares on issue		
At 31 December 2005	198,959,456	47,294
Issue of capital from share placement	13,636,364	3,000
Cost of the share placement	-	(180)
At 30 June 2006	212,595,820	50,114
No new issue of share capital	-	-
At 31 December 2006	212,595,820	50,114

5. SEGMENT REPORTING

Primary segment
The business segments below derive revenue from the following products and operations:

Continuing operations

(i)	Monoclonal antibody development	Development of monoclonal antibody-based products.
(ii)	Molecular biology	Manufacture and sale of biomedical products.

Discontinued operations

(iii)	Medical diagnostics	Development, manufacture and sale of human and veterinary diagnostics.
(iv)	Pharmaceuticals	Manufacture and sale of over-the-counter pharmaceuticals and nutraceuticals.
(v)	Industrial Biosystems	Non-core subsidiary sold on 31 March 2006. Had in the past supported research and development activities but more recently had been a commercial property.

5. SEGMENT REPORTING (continued)

Business segment	Continuing Operations				Discontinued Operations					Total Operations
	Monoclonal antibody development $ 000	Molecular biology $ 000	Eliminations / Unallocated $ 000	Total $ 000	Medical diagnostics $ 000	Pharma-ceuticals $ 000	Industrial Biosystems $ 000	Eliminations / Unallocated $ 000	Total $ 000	Consolidated Total $ 000
For the half-year ended 31 December 2006										
Revenue										
Segment revenue	423	49	-	472	4,099	-	-	-	4,099	4,571
Unallocated revenue				78					-	78
Total consolidated revenue				550					4,099	4,649
Result										
Segment result	(2,928)	23	-	(2,905)	679	117	-	-	796	(2,109)
Unallocated expenses				(2,629)					-	(2,629)
Consolidated profit / (loss) before tax				(5,534)					796	(4,738)
Income tax (expense) benefit				-					-	-
Consolidated profit / (loss) after tax				(5,534)					796	(4,738)

Business segment	Continuing Operations				Discontinued Operations					Total Operations
	Monoclonal antibody development $ 000	Molecular biology $ 000	Eliminations / Unallocated $ 000	Total $ 000	Medical diagnostics $ 000	Pharma-ceuticals $ 000	Industrial Biosystems $ 000	Eliminations / Unallocated $ 000	Total $ 000	Consolidated Total $ 000
For the half-year ended 31 December 2005										
Revenue										
Segment revenue	126	177	-	303	7,221	-	20	-	7,241	7,544
Unallocated revenue				148					-	148
Total consolidated revenue				451					7,241	7,692
Result										
Segment result	(5,081)	54	-	(5,027)	1,152	107	16	-	1,275	(3,752)
Unallocated expenses				(2,106)					-	(2,106)
Consolidated profit / (loss) before tax				(7,133)					1,275	(5,858)
Income tax (expense) benefit				-					-	-
Consolidated profit / (loss) after tax				(7,133)					1,275	(5,858)

6. DISCONTINUED OPERATIONS

(a) Medical Diagnostics – Agen Biomedical

Animal Health *in vitro* diagnostic business

As previously announced and reported, on 7 April 2006 Agenix signed an agreement to assign the patents and other intangible assets of its AGEN Animal Health business and grant certain distribution rights for its animal health products to IDEXX Laboratories, Inc.

The agreement will net Agenix $10.0 million in cash and working capital. Net proceeds to 31 December 2006 were $7.2 million in cash and working capital with a further $2.8 million to be received progressively as operational and transfer milestones are completed.

The Animal Health *in vitro* diagnostic operations are reported under "Medical diagnostics".

Human Health *in vitro* diagnostic business

- *Laboratory-based diagnostic products*

  On 16 November 2006 Agenix announced that it had signed an agreement to sell the assets related to the laboratory-based range of Human Health d-dimer diagnostic products to American Diagnostica Inc ("ADI") of Connecticut, USA for $3.5 million.

  All conditions precedent regarding the transaction have been satisfied and the agreement became unconditional on 1 February 2007.

  Settlement of the transaction will take place on 28 February 2007, at which time Agenix will have received $2.5 million from ADI. A further $1.0 million for inventory and deferred purchase price payments will be received progressively over the next two years.

  There are no additional performance obligations related to this amount. In addition, Agenix is entitled to receive a royalty if future product sales exceed a benchmark level.

  Agenix is expecting to generate a further $0.5 million in cash through realisation of working capital and a short-term product manufacturing requirement.

- *Point-of-care based diagnostic products and other Human Health business assets*

  Agenix is in the process of negotiating the sale of its point-of-care range of Human Health d-dimer diagnostic products and other Human Health business assets.

  As a result, the business has been classified as held for sale at 31 December 2006. The disposal is inline with the company's long-term focus and strategy.

The Human Health *in vitro* diagnostic operations are reported under "Medical diagnostics".

(b) Pharmaceuticals - Milton Pharmaceuticals

As previously announced and reported, the Milton Pharmaceuticals operations were discontinued from 28 February 2005.

Agenix has retained responsibility for the lease of the former Milton Pharmaceuticals office and warehouse in Carole Park, a suburb of Ipswich, Queensland.

An amount of $335,000 has been provided for in the financial statements, being equal to the present value of total expected outlays relating to the surplus space, as specified under the lease agreement, net of expected sub-lease rental revenue.

The Milton Pharmaceuticals operations are reported under "Pharmaceuticals".

(c) Industrial Biosystems Pty Ltd

As previously announced and reported, Agenix sold its non-core subsidiary, Industrial Biosystems Pty Ltd in March 2006 for $376,000. The company's sole asset, land and a building situated in Belmont, Western Australia, had in past years supported research and development activities but more recently had been leased as a commercial property. An amount of $211,000 was received prior to 30 June 2006, with the final balance of $165,000 received on 6 July 2006.

6. DISCONTINUED OPERATIONS (continued)

	CONSOLIDATED 31-Dec 2006				CONSOLIDATED 31-Dec 2005			
	Medical diagnostics	Pharma-ceuticals	Industrial Biosystems	Total	Medical diagnostics	Pharma-ceuticals	Industrial Biosystems	Total
	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000
(d) Financial performance information								
Revenues (note 2(h))	4,099	-	-	4,099	7,221	-	20	7,241
Other income	15	117	-	132	(12)	14	-	2
Expenses (note 2(i))	(3,651)	-	-	(3,651)	(6,057)	-	(4)	(6,061)
Gross profit / (loss)	463	117	-	580	1,152	14	16	1,182
Profit / (loss) on disposal of discontinued operations	216	-	-	216	-	93	-	93
Profit / (loss) before tax on discontinued operations	679	117	-	796	1,152	107	16	1,275
Income tax (expense)/benefit from discontinued operations	-	-	-	-	-	-	-	-
Profit/(loss) after income tax (expense)/benefit from discontinued operations	679	117	-	796	1,152	107	16	1,275

6. DISCONTINUED OPERATIONS (continued)

	CONSOLIDATED 31-Dec 2006				CONSOLIDATED 30-Jun 2006			
	Medical diagnostics	Pharma-ceuticals	Industrial Biosystems	Total	Medical diagnostics	Pharma-ceuticals	Industrial Biosystems	Total
	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000
(e) Asset disposals and liabilities to be settled								
The carrying amounts of total assets to be disposed of and liabilities to be settled of as at 31 December 2006 are as follows:								
Assets								
Trade and other receivables	3,783	-	-	3,783	4,006	-	-	4,006
Inventories	1,371	-	-	1,371	1,950	-	-	1,950
Prepayments	126	-	-	126	-	-	-	-
Property, plant and equipment held for disposal	732	-	-	732	5,521	-	-	5,521
Intangibles	1,836	-	-	1,836	1,836	-	-	1,836
Total assets	7,848	-	-	7,848	13,313	-	-	13,313
Liabilities								
Trade and other payables	2,263	146	-	2,409	1,629	164	-	1,793
Provisions	338	-	-	338	374	-	-	374
Total liabilities	2,601	146	-	2,747	2,003	164	-	2,167
Net assets	5,247	(146)	-	5,101	11,310	(164)	-	11,146

	CONSOLIDATED 31-Dec 2006				CONSOLIDATED 31-Dec 2005			
	Medical diagnostics	Pharma-ceuticals	Industrial Biosystems	Total	Medical diagnostics	Pharma-ceuticals	Industrial Biosystems	Total
	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000
(f) Operation cash flows during the half-year								
Net operating cash flows	1,321	53	-	1,374	1,954	(392)	20	1,582
Net investing cash flows	4,991	-	165	5,156	(277)	(309)	-	(586)
Net financing cash flows	(6,312)	(53)	(165)	(6,530)	(1,677)	590	(20)	(1,107)
Net cash inflows/(outflows)	-	-	-	-	-	(111)	-	(111)

7. CONTINGENT LIABILITY

Legal dispute over consulting fees
A former consultant of the company has commenced legal proceedings in Australia against the company in relation to the Animal Health business transaction announced 7 April 2006. The consultant is seeking fees of $500,000 plus reimbursement of legal fees plus interest.

The company has received legal advice. Based on that advice, the company believes that it has no liability whatsoever.

If the matter proceeds to trial, the company's potential exposure is estimated at $820,000.

8. EVENTS AFTER BALANCE SHEET DATE

a) Acquisition of Chinese Bio-Pharmaceutical Group

On 14 February 2007 Agenix announced that, subject to shareholder approval, it will acquire a Chinese bio-pharmaceutical company, which has a pipeline of products in development, for RMB100 million (A$16.5 million), made up of RMB49 million (A$8.1 million) in cash and up to RMB51 million (A$8.4 million) in the form of Agenix shares over the next two or more years if performance milestones are achieved.

A share and option grant will also be made to the vendor shareholders.

The most developed product is an anti-hepatitis B virus ("HBV") drug which has successfully completed Phase III clinical trials. The product is expected to be market launched later this calendar year subject to final approval being received from the State Food and Drug Administration of the People's Republic of China ("SFDA").

The HBV drug is the result of a collaboration by the company with one of the major medical universities in China and support from one of the major infectious disease hospitals in China. The company Agenix is seeking to acquire holds all commercialization rights in relation to this product. The market for the drug in China alone is large, with over 35 million people infected with the disease. The hospital collaborating on this project has 7,000 outpatients per day with the disease.

As a result of the deal, which is subject to shareholder approval at an extraordinary general meeting to be called to approve the transaction, Agenix gets access to:

- The anti-hepatitis B drug referred to above which is patent-protected and has Chinese government support.
- The potential to market the drug in Indonesia, Korea and Vietnam.
- An existing product pipeline of other proprietary products in pre-clinical development, including:
  - An additional hepatitis B virus drug
  - A drug showing efficacy against HIV
  - A drug showing efficacy against colon cancer
  - A drug showing efficacy against liver cancer
- A research collaboration agreement with one of the major medical universities in China, giving the company access to future research on gastrointestinal diseases.
- A GMP manufacturing facility licensed to manufacture tablets, drugs, granules, aerosols and oral solutions. This facility has capacity to manufacture 50 million tablets per annum, well above manufacturing requirements for the HBV drug. The under-utilised capacity could be used for other projects.
- A distribution agreement with a Chinese medical distributor which has access to over 6,000 Chinese hospitals.
- A management team which has more than 50 years' accumulated bio-pharmaceutical drug development and marketing expertise gained in global pharmaceutical companies.
- An existing scientific advisory board with enormous expertise in infectious and gastrointestinal conditions.

Full details of the consideration for the acquisition are:

- Cash of RMB49 million (A$8.1 million).
- Options over Agenix shares will also be issued over the following 2 or more years if performance milestones are reached. Milestones relate to achievement of revenue, profit and clinical development targets. The total value of the milestones is RMB51 million (A$8.4 million). The number of options to be issued if a milestone is achieved will be based on the Agenix share price for the 10 trading days prior to the achievement of the milestone, but shall not be less than A$0.16.
- The granting of the equivalent of RMB35 million (A$5.8 million) in shares in Agenix to the vendor shareholders to be fully financed by a loan from Agenix at 8% interest per annum. The price per Agenix share will be A$0.16 for the first RMB20 million (A$3.3 million). The price per share for the remaining RMB15 million (A$2.5 million) will be the weighted average share price for the 10 trading days prior to the date of approval by Agenix shareholders and shall be a minimum of A$0.16 per share and a maximum of A$0.30 per share.
- The granting of 15 million options over shares in Agenix with 3 year vesting periods and 6 years to expiry with exercise prices ranging from A$0.30 to A$0.70.

8. EVENTS AFTER BALANCE SHEET DATE (continued)

a) Acquisition of SHRG Bio-Pharma Development Inc (continued)

Agenix will be seeking shareholder approval as required by the ASX Listing Rules to raise capital to fund both the acquisition and ongoing working capital or as may otherwise be required by ASX. The amount of and structure of the capital raising is still being evaluated. However, as a guide, the capital raising is likely to consist of a rights issue, shareholder purchase plan and placement. The amount to be raised is likely to be approximately A$15 million to A$20 million.

The level of share ownership by the vendor shareholders immediately after the settlement of the acquisition and the capital raising depends on the Agenix share price for the 10 trading days prior to the date of the extraordinary general meeting. The higher the Agenix share price (up to a maximum A$0.30) the lower the percentage of the company owned by the vendor shareholders. The ownership percentage of Agenix by the vendor shareholders immediately after settlement, taking into account this consideration, is likely to be between 7.3% and 10.0%.

On the achievement of milestones over the next three years, the ownership percentage of Agenix by the vendor shareholders taking into account additional equity consideration but ignoring any new capital raising during that period, would be between 13.5% and 20.0%.

b) Sale of Human Health laboratory-based diagnostic products becomes unconditional

On 16 November 2006 Agenix announced that it had signed an agreement to sell the assets related to the laboratory-based range of Human Health d-dimer diagnostic products to American Diagnostica Inc ("ADI") of Connecticut, USA for $3.5 million.

All conditions precedent regarding the transaction have been satisfied and the agreement became unconditional on 1 February 2007.

Settlement of the transaction will take place on 28 February 2007, at which time Agenix will have received $2.5 million from ADI. A further $1.0 million for inventory and deferred purchase price payments will be received progressively over the next two years.

There are no additional performance obligations related to this amount. In addition, Agenix is entitled to receive a royalty if future product sales exceed a benchmark level.

Agenix is expecting to generate a further $0.5 million in cash through realisation of working capital and a short-term product manufacturing requirement.

AGENIX LIMITED
DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Agenix Limited, I state that:

In the opinion of the directors:

(b) The financial statements and notes of the consolidated entity:

(i) give a true and fair view of the financial position as at 31 December 2006 and the performance for the half-year ended on that date of the consolidated entity; and

(ii) comply with Accounting Standards AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

(c) There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Neil Leggett
CEO and Managing Director
27 February 2007

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

To the members of Agenix Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Agenix Limited and the entities it controlled during the half year, which comprises the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the half year ended on that date, other selected explanatory notes and the directors' declaration.

Directors' Responsibility for the half year Financial Report
The directors of the company are responsible for the preparation and fair presentation of the half year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* and other mandatory financial reporting requirements in Australia. As the auditor of Agenix Limited and the entities it controlled during the half year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence
In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Agenix Limited and the entities it controlled during the half year, is not in accordance with:

(a) the *Corporations Act 2001*, including:

 (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half year ended on that date; and

 (ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Winna Brown

Winna Brown
Partner
Brisbane
27 February 2007